Mail Stop 3561
								May 11, 2006
Mr. Andrew Wallace
Chief Executive Officer
Solar Energy Limited
145-925 West Georgia Street
Vancouver, British Columbia  V6C 3L2
Canada


      Re:	Solar Energy Limited
		Form 10-KSB/A for the Fiscal Year Ended December 31,
2004
		Filed May 16, 2005
		Form 10-QSB for the Quarterly Period Ended September 30,
2005
		Filed November 21, 2005
		Form 10-KSB for the Fiscal Year Ended December 31, 2005
		Filed April 17, 2006
		File No. 1-14791


Dear Mr. Wallace:

We have reviewed your response letter dated April 24, 2006 and have the following comments. We have limited our review only to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanations. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Consolidated Balance Sheets, page F-3

1. We note your presentation of the derivatives liability line item on your December 31, 2005 balance sheet. We further note your disclosure in Note 9 related to warrants issued as a financing expense. Please explain to us why you accounted for these warrants as a derivative liability. Please be detailed in your response and cite the authoritative GAAP you relied upon to reach your conclusion.
We may have further comment after reading your response.

2. We note your $3.5 million goodwill impairment charge in your
2005
consolidated statement of operations. Please tell us and revise your disclosure to describe the methodology you used to evaluate goodwill for impairment. Please also include a description of the facts and circumstances leading to the goodwill impairment charge. Refer to paragraph 46 of SFAS No. 142.

Notes to the Consolidated Financial Statements, page F-12

a.  Organization, page F-12

3. We note your disclosures related to your acquisition of Planktos,
Inc. and D2Fusion, Inc. It appears that you recognized the entire purchase price of each subsidiary as goodwill. Please tell us how you determined the fair value of each subsidiary upon acquisition including any consideration given as to whether or not you acquired intangible assets such as intellectual property, research and development, or customer relationships. Please revise to include the following disclosures related to your 2005 business acquisitions:

a. The primary reasons for the acquisition, including a description of the factors that contributed to a purchase price that results in recognition of goodwill;

b. The period for which the results of operations of the acquired entities are included in the income statement of the combined entity;
and

c. Condensed balance sheets disclosing the amount assigned to each major asset and liability caption of the acquired entities at the acquisition dates.

Refer to paragraph 51 of SFAS No. 141.

Please also include in your footnotes supplemental information on
a
pro forma basis that includes the results of operations for the
2005
and 2004 as if the combinations had been completed as of January
1,
2004.  Refer to paragraph 54 of SFAS No. 141.

4. We have reviewed your response to our prior comment number 7. Please revise your financial statements to recognize a provision for the estimated loss on your contract with Diatom. Please be advised that a provision for the entire loss on the contract should be made in the period when the estimates of total contract revenue and contract cost indicate a loss.

* * * * *

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

	You may contact Scott Ruggiero at (202) 551-3331 if you have questions regarding this comment on the financial statements and related matters. Please contact me at (202) 551-3716 with any other questions.


Sincerely,


William Choi
Branch Chief


Mr. Andrew Wallace
Solar Energy Limited
May 11, 2006
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